UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of March 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 2 March 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Media Release dated 2 March 2026 entitled ‘Rio Tinto advances gallium metal R&D project in partnership with the Government of Canada’.
99.3Stock Exchange announcement dated 4 March 2026 entitled ‘Application for admission of shares’.
99.4Media Release dated 4 March 2026 entitled ‘Rio Tinto and WA Government partner to expand Dampier Seawater Desalination Plant’.
99.5Stock Exchange announcement dated 4 March 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KPM)’.
99.6Stock Exchange announcement dated 6 March 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.7Stock Exchange announcement dated 11 March 2026 entitled ‘Notification of Admission of Further Securities to Trading (PRM 1.6.4R)’.
99.8Media Release dated 11 March 2026 entitled ‘Rio Tinto secures $1.175 billion financing package for Rincon lithium project in Argentina’.
99.9Media Release dated 12 March 2026 entitled ‘Fatal incident at Rio Tinto Kennecott’.
99.10Media Release dated 12 March 2026 entitled ‘Rio Tinto and Prysmian partner to deliver innovative low-carbon aluminium solutions for the data centre market’.
99.11Media Release dated 13 March 2026 entitled ‘Update on the Nemaska Lithium Bécancour project’.
99.12Media Release dated 16 March 2026 entitled ‘Resolution Copper completes historic land exchange’.
99.13Stock Exchange announcement dated 20 March 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KPM)’.
99.14Stock Exchange announcement dated 23 March 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.15Stock Exchange announcement dated 25 March 2026 entitled ‘Rio Tinto, Queensland and Commonwealth secure long-term future for Boyne aluminium smelter at Gladstone’.
99.16Stock Exchange announcement dated 26 March 2026 entitled ‘Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities’.
99.17Media Release dated 26 March 2026 entitled ‘Rio Tinto releases details of $9.9 billion of taxes and royalties paid in 2025’.
99.18Media Release dated 26 March 2026 entitled ‘Rio Tinto’s Diavik diamond mine delivers its final production’.
99.19Media Release dated 27 March 2026 entitled ‘Rio Tinto boosts 2025 Australian supplier spend to record A$19.7 billion’.
99.20Media Release dated 30 March 2026 entitled ‘Rio Tinto provides Iron Ore update following Tropical Cyclone Narelle’.
99.21Stock Exchange announcement dated 31 March 2026 entitled ‘Publication of Supplementary Prospectus’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 April 2026	Date	1 April 2026